Exhibit 12.1

ALLIANT ENERGY CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months
	Ended March 31,			Years Ended December 31,

	2006	2005	2005*	2004	2003	2002	2001

	(dollars in millions)
EARNINGS:
Income from continuing operations	$13.1	$26.7	$56.4	$218.4	$151.7	$85.0	$123.5
Income tax expense (benefit)	0.8	9.6	(52.9)	91.2	75.6	48.9	56.0

Income from continuing operations before income taxes	13.9	36.3	3.5	309.6	227.3	133.9	179.5
Fixed charges as defined	51.7	58.9	226.7	238.8	247.1	207.9	203.9
Adjustment for undistributed equity earnings	(8.4)	(2.3)	(41.7)	(21.0)	(18.4)	(3.8)	(8.8)
Less:
Interest capitalized	-	2.1	3.4	5.4	-	-	-
Preferred dividend requirements of subsidiaries (pre-tax basis) **	4.9	6.1	5.5	25.9	24.5	9.5	9.6

Total earnings as defined	$52.3	$84.7	$179.6	$496.1	$431.5	$328.5	$365.0

FIXED CHARGES:
Interest expense	$39.7	$44.0	$175.8	$176.9	$205.1	$179.6	$177.6
Interest capitalized	-	2.1	3.4	5.4	-	-	-
Estimated interest component of rent expense	7.1	6.7	42.0	30.6	17.5	18.8	16.7
Preferred dividend requirements of subsidiaries (pre-tax basis) **	4.9	6.1	5.5	25.9	24.5	9.5	9.6

Total fixed charges as defined	$51.7	$58.9	$226.7	$238.8	$247.1	$207.9	$203.9

Ratio of Earnings to Fixed Charges (Unaudited) ***	1.01	1.44	0.79	2.08	1.75	1.58	1.79

* For the year ended Dec. 31, 2005, earnings as defined were inadequate to cover fixed charges as defined by $47.1 million.

** Preferred dividend requirements of subsidiaries (pre-tax basis) are computed by dividing the preferred dividend requirements of subsidiaries by one hundered percent minus the respective year-to-date effective income tax rate.

*** The ratio calculation in the above table relates to Alliant Energy Corporation's (Alliant Energy's) continuing operations. Refer to Note 11 of Alliant Energy's "Notes to Condensed Consolidated Financial Statements" in Alliant Energy's Form 10-Q for the quarterly period ended March 31, 2006 for information related to Alliant Energy's discontinued operations.